Item 2: Affiliates Trading Activities on the ATS a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

==Yes== No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

CGMI is a subsidiary of Citigroup Inc., a global financial services firm ("Citi"). Many Affiliates of CGMI have the ability to send orders to a CGMI trading desk or to a CGMI Algorithm. The determination as to whether a CO is sent to CitiBLOC on behalf of a CGMI affiliate is made by the CGMI Algorithm. CGMI Affiliates are authorized to act as broker dealers or banks (or the local equivalent). Each Affiliate may enter orders for its Clients acting as agent, or may enter orders for its account as principal. Given that orders entered by an Affiliate are entered through CGMI, the applicable MPID is SBSH.

The following CGMI Affiliates can access CitiBLOC through CGMI:

(a) U.S. BANKS -- Citibank, N.A., Citicorp North America, Inc., Citicorp Trust Delaware, National Association, Citicorp Trust South Dakota, Citicorp Banking Corporation

(b) NON-U.S. BANKS -- Citigroup Global Markets India Private Limited, Citigroup Global Markets Malaysia Sdn. Bhd., Citigroup Global Markets Singapore Securities Pte. Ltd., Citigroup Chile S.A., Citigroup Financial Products Israel Limited, ~~AO Citibank, Banco Citibank S.A.,~~ Banco Nacional de Mexico, S.A., Citibank (Switzerland) AG, Citibank Canada, Citibank Europe plc, Citibank Korea Inc., Citibank Maghreb S.A., Cititrust (Bahamas) Limited, Dom Maklerski Banku Handlowego S.A., Citibank Investments Limited, Citicorp Finance (India) Limited, Cititrust Limited

~~(c) U.S. BROKER DEALERS -- Citigroup Global Markets Inc., Citigroup Derivatives Markets Inc.~~

(~~d~~c) NON-U.S. BROKER DEALERS -- Acciones y Valores Banamex, S.A. de C.V. Casa de Bolsa, Integrante del Grupo Financiero Banamex, Banchile Corredores de Bolsa S.A., Citicorp Securities (Thailand) Limited, Citigroup Global Markets (Proprietary) Limited, Citigroup Global Markets Asia Limited, Citigroup Global Markets Australia Pty Limited, Citigroup Global Markets Brasil, Corretora De Cambio Titulos E Valores Mobiliarios S.A., ~~Citigroup Global Markets Canada Inc., Citigroup Global Markets Deutschland AG,~~ Citigroup Global Markets Hong Kong Limited, Citigroup Global Markets Japan Inc., Citigroup Global Markets Korea Securities Limited, Citigroup Global Markets Limited, Citigroup Global Markets Taiwan Securities Company Limited, ~~PT Citigroup Sekuritas Indonesia,~~ Seguros Banamex, S.A. de C.V., Integrante del Grupo Financiero Banamex, Citigroup Global Markets Europe AG

(~~e~~d) INVESTMENT MANAGERS -- Citigroup Global Markets Financial Products LLC, Citigroup First Investment Management Limited, Citigroup Global Markets Mauritius Private Limited, Prime Reinsurance Company, Inc., Citi Ventures, Inc.

(~~f~~e) INVESTMENT FUNDS -- Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Private Equity LP., CVCIGP II Employee Rosehill Limited

(g) HOLDING COMPANIES -- Citigroup Global Markets Holdings Inc., Citibank Overseas Investment Corporation, Citigroup Financial, Products Inc., Citicorp Funding, Inc.